September 26, 2024

Re:	Katapult Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 File No. 001-39116

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549

Att’n: Robert Arzonetti
James Lopez

Ladies and Gentlemen:

On behalf of Katapult Holdings, Inc., a Delaware corporation (“Katapult” or the “Company”), I am responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the Fiscal Year Ended December 31, 2023 (File No. 001-39116) contained in the Staff’s letter dated September 20, 2024.

Set forth below are responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 11. Executive Compensation, page 108

1. We note reference to your “Proxy Statement for the 2024 Annual Meeting of Stockholders,” filed on April 26, 2024. It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Response: The Company respectfully acknowledges the Staff’s comment. The interactive data for the recovery analysis was inadvertently excluded. The Company agrees and has noted for future filings that the interactive data should be included for recovery analysis in accordance with Rule 405 of Regulation S-T.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (603) 490-6577 or at kaitlin.folan@katapult.com if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Kaitlin Folan

Kaitlin Folan, Chief Accounting Officer

cc: Orlando J. Zayas, Chief Executive Officer, Katapult Holdings, Inc.
Nancy Walsh, Chief Financial Officer, Katapult Holdings, Inc.
Nicole Brookshire, Davis Polk & Wardwell LLP